FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

PE 5-1-02

For the month of May 2002

Lafarge

(Translation of registrant's name into English)

61, rue des Belles Feuilles
75116 Paris
France
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F __

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes __ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______)

Enclosure: A press release announcing Lafarge's exchange offer in Switzerland for minority holders of equity interests in Cementia.

LAFARGE

This announcement does not constitute or form part of an offer to exchange or sell or solicitation of an offer to exchange, purchase or subscribe for securities in the United States or any other jurisdiction. The public exchange offer will not be extended to any jurisdiction outside Switzerland where it is illegal or does not comply with local requirements. No public exchange offer or public offering of securities is being made in the United States or the United Kingdom and tenders from or on behalf of holders in the United States will not be permitted.

The securities referred to herein have not been and will not be registered under the United States Securities Act of 1933, as amended, and no filing with respect to the public exchange offer has been made under the United States Securities Exchange Act of 1934. The securities issued in the public exchange offer may not be offered or sold in the United States or to or for the benefit of U.S. persons, absent registration or pursuant to an applicable exemption from the registration requirements of the Securities Act.

LAFARGE MAKES PUBLIC EXCHANGE OFFER IN SWITZERLAND FOR MINORITY HOLDERS OF EQUITY INTERESTS IN CEMENTIA

LAFARGE has issued an announcement in Switzerland regarding a public exchange offer in Switzerland to the minority holders of equity interests in Cementia Holding AG (Cementia). Lafarge holds as of May 15, 2002, 98.51% of the voting rights and share capital as well as 93.90% of the participation capital of Cementia. The public exchange offer covers all the 13,817 bearer shares and 27,441 participation certificates of Cementia in public hands. The terms of the exchange offer are: each bearer share of Cementia will be exchanged for 11 shares of Lafarge and each participation certificate of Cementia will be exchanged for a maximum of 11 shares of Lafarge. The exchange offer is expected to be open from May 31, 2002 until June 13, 2002.
Following the closing of the public exchange offer, Lafarge intends to launch a cancellation procedure ("squeeze-out") for all remaining Cementia shares and participation certificates according to the relevant provisions of Swiss laws.

Taking into consideration the number of Cementia shares and participation certificates being subject to the public exchange offer and in view of the terms of the exchange, the number of Lafarge shares to be issued as a consequence of this public exchange offer will be for a maximum of 453,838 shares (corresponding to a maximum of 0,35 % of the current share capital of Lafarge).

PRESS CONTACTS:	INVESTORS RELATIONS:
Denis Boulet: : 33-1 44-34-94-14 denis.boulet@lafarge.com	James Palmer : 33-1 44-34-11-26 james.palmer@lafarge.com
Véronique Doux: : 33-1 44-34-19-47 Veronique.doux@lafarge.com	Danièle Daouphars: 33-1 44-34-11-51 daniele.daouphars@lafarge.com

Statements made in this press release that are not historical facts are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions ("Factors") which are difficult to predict. Some of the Factors that could cause actual results to differ materially from those expressed in the forward-looking statements include, but are not limited to: the cyclical nature of the

Company's business; national and regional economic conditions in the countries in which the Group does business; currency fluctuations; seasonality of the Company's operations; levels of construction spending in major markets; supply/demand structure of the industry; competition from new or existing competitors; unfavorable weather conditions during peak construction periods; changes in and implementation of environmental and other governmental regulations; our ability to successfully identify, complete and efficiently integrate acquisitions; our ability to successfully penetrate new markets; and other Factors disclosed in the Company's Reference Document COB number R01-049 and on Form 20-F filed with the Securities and Exchange Commission in the USA. In general, the Company is subject to the risks and uncertainties of the construction industry and of doing business throughout the world. The forward-looking statements are made as of this date and the Company undertakes no obligation to update them, whether as a result of new information, future events or otherwise.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Lafarge has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 16, 2002

Lafarge (Registrant)

By: ______________________
Name: Jean-Pierre Cloiseau
Title: Senior Vice President, Finance